Mail Stop 4561

October 5, 2007

Juanming Fang
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

> **Re:** **Emo Capital Corp.**
> **Registration Statement on Form SB-2**
> **Filed September 5, 2007**
> **File No. 333-145884**

Dear Mr. Fang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please clearly state both on the cover page as well as in the Plan of Distribution section that the price of the shares offered by the company under the registration statement is fixed. Under Rule 415(a)(4), equity securities offered by the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your primary offering does not appear to meet the requirements of the rule.

2.   You refer to your "selling shareholders" and "each selling shareholder;" however, Mr. Fang is your only shareholder. Please revise these and other similar references throughout your registration statement to simply state that Mr. Fang, your chief executive officer and sole shareholder, is the sole selling shareholder. Similarly, revise references to your "officers and directors," as Mr. Fang appears to be the only officer and director.

3.   Revise the fourth full paragraph on the cover page to clarify, if accurate, that the pricing described refers to the secondary offering. We note that the first sentence of this paragraph indicates that the sales price may fluctuate if the company becomes listed on the OTCBB, yet the final sentence states that Mr. Fang will be conducting his offering at a fixed price for the duration of the offering. Please reconcile these seemingly inconsistent statements and ensure that the resulting disclosure comports with your disclosure elsewhere in the document, including in the Summary of Our Offering and Plan of Distribution sections.

Summary of Our Offering, page 5

4.   The table on page 5 indicates that there are 5,000,000 shares outstanding prior to the offering, but disclosure elsewhere in the prospectus indicates there are 2,000,000 such shares. Please revise your document as appropriate.

Risk Factors, page 6

5.   Add a risk factor that addresses the risks to investors that result from the fact that your sole officer, director and owner is offering for resale all of the common stock of the company outstanding prior to the offering, or in your response letter explain why you have concluded such a risk factor is unnecessary.

Plan of Distribution, page 8

6.   We note the statement that your counsel has advised you that Mr. Fang will not be deemed a broker or dealer in connection with the sale of your securities. Please revise your disclosure to name the counsel that provided this opinion, and ensure that your registration statement includes a consent expressly stating that counsel consents to your summarization of its advice. See Rule 436(a) of Regulation C.

7.   In your response letter, please also provide us with an analysis of how Mr. Fang meets the requirements of Rule 3a4-1 of the Exchange Act.

Opinion of Robertson & Williams, Exhibit 5.1

8.   We note that the website for the Nevada Secretary of State (available at http://sos.state.nv.us/) indicates that the company is in default status as of October 5, 2007. Please advise whether the company intends to restore its good standing status with Nevada, and confirm when it has done so. If the company remains in default, the legal opinion should be revised to reflect this fact.

9.   The legal opinion filed with your registration statement is dated as of September 4, 2007, and states that it is based "upon current Nevada laws, regulations and judicial decisions." If this language is to remain in the document, an updated opinion should be filed as close as practicable to the desired effective date of the registration statement.

10.   Please revise the legal opinion to clarify it may be relied upon by offerees and investors in the offering, as well as the Company and its current shareholders.

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

                                                                Sincerely,

                                                                Mark P. Shuman
                                                                Branch Chief – Legal

cc: Via Facsimile (405) 843-6707
        Mark A. Robertson
        Robertson & Williams
        Telephone: (405) 848-1944